EXHIBIT 1

            THERMO INSTRUMENT SYSTEMS ANNOUNCES INTENT TO ACQUIRE THE
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                    SCIENTIFIC INSTRUMENTS DIVISION OF FISONS
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          WALTHAM, Mass., March 2, 1995 -- Thermo Instrument Systems
          Inc. (ASE-THI) announced today that it has signed a purchase agreement with Fisons plc to acquire the Scientific Instruments Division of Fisons for 202 million British pounds sterling, subject to a post-closing adjustment. For the fiscal year ended December 31, 1994, the division reported revenues of 261.7 million pounds and a trading loss of 11.7 million pounds. Revenues for the six-month period from July 1, 1994, to December 31, 1994, were 157.3 million pounds, with a trading profit of 0.9 million pounds. Consummation of this agreement would represent the largest acquisition in the history of both Thermo Instrument and its parent company, Thermo Electron Corporation.

               The Scientific Instruments Division is principally composed of Fisons operations that are involved in the research, development, manufacture, and sale of analytical instruments to industrial and research laboratories worldwide.

               "We believe the Scientific Instruments Division of Fisons will provide a strategically attractive extension to our analytical instrument business as its products, distribution network, and manufacturing abilities add to our strengths in a growing global market," said Arvin H. Smith, president and chief executive officer of Thermo Instrument Systems. "The potential represented by this acquisition is exciting because it enhances our presence in key European countries and gives us access to several important analytical technologies and products."

               The acquisition is subject to certain conditions, including approval by Fisons plc shareholders, regulatory approvals, consent of certain third parties, and customary conditions to closing. The company intends to fund the purchase price from available cash and through borrowings from Thermo Electron.

               Thermo Instrument Systems develops, manufactures, and markets instruments used to detect and measure air pollution, radioactivity, complex chemical compounds, toxic metals and other elements in a broad range of liquids and solids as well as to control and monitor various industrial processes. Thermo Instrument Systems is a public subsidiary